Exhibit 4.13

ROAD FREIGHT TRANSPORTATION COOPERATION AGREEMENT

This Road Freight Transportation Cooperation Agreement (hereinafter referred to as the “Agreement”) is entered into by the following parties on September 24, 2025 in Hefei High-Tech Industrial Development Zone, China:

Party A (Shipper): Shengfeng Logistics Group Co., Ltd.

Unified Social Credit Code: XXX

Party B (Carrier): Hefei Weitian Yuntong Information Technology Co., Ltd.

Unified Social Credit Code: XXX

(Party A and Party B are individually referred to as a “Party” and collectively referred to as the “Parties”)

WHEREAS:

1.	Party A, in connection with its business development, has significant demand for road freight transportation services and intends to integrate resources, leverage complementary strengths, and cooperate with Party B in carrying out road freight transportation.

2.	Party B is a pioneer in China’s “Internet + Logistics” industry, among the first batch of domestic enterprises to obtain the “asset-light carrier / online freight platform” qualification pilot, and is committed to building a healthy logistics ecosystem in China. Party B independently develops, builds, and operates the Luge “Internet + Logistics” platform with a service network covering the entire country.

NOW, THEREFORE, based on principles of long-term cooperation, mutual benefit, and common development, and through friendly negotiations, and in accordance with the Civil Code of the People’s Republic of China and other applicable laws and administrative regulations, the Parties hereby enter into this Agreement as follows:

Article 1 Scope, Content, and Method of Cooperation

1.1 Party A entrusts Party B to carry out road freight transportation from the origin designated by Party A to the destination:

Cargo Description: General Merchandise

Route: Nationwide

Party A shall truthfully fill in the cargo description and route information both under this Agreement and in Party B’s system, ensuring that the information is consistent with the actual transportation details and does not violate any applicable laws and regulations.

1.2 Party B, as an asset-light carrier / online freight platform operator, accepts Party A’s freight transportation commission, enters into a transportation contract with Party A as the carrier, and then commissions actual carriers/drivers to complete the transportation tasks. Party A publishes specific transportation tasks through the online system, and each transportation transaction is interactively confirmed through the online system.

1.3 The Parties may develop digital product cooperation on the basis of road freight transportation cooperation. Through processing, analyzing, and visualizing logistics and transportation data accumulated by Party A, Party B shall provide Party A with digital product services to improve the quality of freight services, enhance differentiated competitiveness, and help improve and elevate Party A’s operational capabilities. The specific content of digital service cooperation shall be subject to the services actually provided.

Article 2 Cooperation Model

2.1 Based on the respective capabilities and strengths of both parties, and combined with the “Internet + Logistics” model of the Luge Internet logistics platform, the Parties shall cooperate through a combination of online and offline methods to jointly build a controllable capacity ecosystem and achieve a low-cost, high-efficiency, sustainable transportation model. Party A acknowledges and confirms the content of Party B’s online freight platform business operation guidelines (Exhibit 1 to this Agreement) and undertakes to conduct business and operations in accordance with such content.

2.2 Party A shall fully leverage its advantages in face-to-face offline coordination with various participants, familiarity with loading/unloading site conditions, and knowledge of cargo status and specifications. Party A shall be responsible for organizing, coordinating, and reviewing the loading/unloading sites. Party A shall promptly notify the cargo receiving and dispatching personnel of the actual carrier driver’s/vehicle’s name/license plate number and contact information, and Party A’s liaison personnel shall ensure communication remains open throughout the business process to ensure normal cargo delivery and receipt.

2.3 Party B shall fully leverage its advantages in information technology capabilities and standardized operational processes, and shall be jointly responsible for online vehicle integration and dispatch management, in-transit transportation management, business document circulation and review, transportation order exception coordination management, and providing standardized operation guidelines for each node of transportation orders. The scope of digital freight product cooperation between the Parties includes data on online management of freight order stages, freight service quality evaluation management data, and digital integration management data for capacity resources. Party B shall process and analyze logistics and transportation data accumulated on the Luge platform to precisely quantify key indicators in the freight business process, provide overall business operation data summaries, and analysis of key freight indicator trends, subject to the products/services actually delivered by Party B.

Article 3 Rights and Obligations of Party A

3.1 Party A is entitled to require Party B to transport the cargo to the destination at the time, location, and route agreed in this Agreement. After the cargo is consigned and before it reaches the destination, if Party A needs to change the waybill information (including destination, consignee, etc.) or cancel the consignment, Party A shall notify Party B in writing and obtain the consent of Party B or the actual carrier. All costs arising from Party A’s change of transportation instructions (including but not limited to changing the consignee, cargo destination, or canceling the consignment) shall be borne by Party A.

3.2 Party A shall package the consigned cargo in accordance with the prescribed standards and shall strictly comply with relevant national laws and regulations and road transportation safety operating procedures, delivering cargo at the time and quantity specified in this Agreement. Party A must ensure the smooth loading/unloading operations upon the vehicle’s arrival at the destination. Party B is not responsible for cargo loading/unloading at the site. Any personal injury and/or property damage sustained at the cargo loading/unloading site by Party A, the actual carrier driver, and/or any third party is unrelated to Party B, and Party A shall not make any claims against Party B for such injury and/or damage. If loading/unloading is involved in the Parties’ cooperation, the Parties shall separately agree in writing on loading/unloading arrangements. Party B has not authorized any institution or individual to arrange loading/unloading, and Party B shall not bear any legal liability for loading/unloading services provided without Party B’s written confirmation.

3.3 Party A is familiar with the transportation business scenarios and is primarily responsible for offline communication with various transportation participants. Party A must strictly require on-site personnel to review the actual carrier drivers and vehicles, verify the dispatched vehicle information and personnel identification, and ensure the safety of vehicles and cargo during transportation. Party A undertakes to load cargo reasonably, shall not conceal prohibited goods, hazardous materials, goods explicitly prohibited by the state, or contraband, and shall not intentionally misrepresent or conceal the weight, specifications, or nature of the cargo.

3.4 Party A is entitled to retrieve various resource information from the joint information system, including but not limited to vehicle resource information, business information, operational node records, and receipt management information. After cargo arrives at the destination, Party A or the consignee shall carefully verify the cargo quality, quantity, etc., and sign for receipt upon confirmation. After signing the receipt, the cargo shall be deemed to have been delivered in good condition.

Article 4 Rights and Obligations of Party B

4.1 Party B shall guide Party A to publish transportation tasks on the platform system, provide actual carrier drivers with system entry points for uploading qualification documents, accepting orders, and signing specific transportation order agreements, conduct online verification of qualification documents provided by actual carrier drivers, and formulate qualification collection and operation guidelines for actual carrier drivers.

4.2 Party B shall require actual carriers/drivers to timely deliver consigned cargo to the designated location within the period specified in this Agreement, and to deliver to the consignee and complete handover procedures as required by Party A. Party B shall conduct online tracking and management of in-transit transportation, and shall promptly coordinate with Party A to handle any abnormalities that may arise.

4.3 If cargo cannot be loaded on time due to Party A’s reasons, or if the consignee cannot be reached, or if the consignee refuses to collect the cargo, Party B shall promptly notify Party A and await Party A’s instructions before taking further action. Storage fees, vehicle detention fees, and all other reasonable expenses arising therefrom shall be negotiated and determined by Party A and the actual carrier/driver. Party B shall also proactively remind actual carriers/drivers to properly safeguard the cargo to minimize loss or damage.

4.4 Party B shall guide Party A and actual carriers/drivers to circulate transportation order documents online, and formulate standardized operation guidelines for each node of transportation orders. Party B shall comply with relevant laws and regulations to properly retain online transportation order transaction information. Both Parties confirm that the operator of the Luge platform is entitled to retain transportation transaction-related data and information. The operator of the Luge platform is entitled to use all or part of such data and information through copying, cleaning, processing, translation, distribution, analysis, and other means, and to generate data products and/or incorporate such data into other software/services/products in known or future-developed forms, media, or technologies, and to legitimately enjoy data resource ownership rights, data processing and usage rights, and data product operation rights.

Article 5 Cargo Risk

In the event of cargo loss during transportation, both Parties shall, upon receiving feedback, actively communicate and cooperate with each other to handle any anomalies promptly. Regarding compensation for cargo loss, the Parties further agree to adopt the following [Method 2]:

Method 1 – Cargo Loss Protection: For cargo consigned by Party A to Party B, Party A shall specify the cargo value when placing an order on the system. Party B shall configure a corresponding rate based on the cargo value range, calculate the corresponding cargo loss protection service fee based on the rate, and adjust the freight rate accordingly. Compensation liability for cargo damage or loss during transportation shall be borne by Party B, and the compensation amount shall be based on the lower of the cargo value specified when placing the order on the system and the sales value of the carried cargo or the value confirmed by Party A’s customer. If Method 1 is adopted, the Parties shall separately enter into a supplementary agreement to specify compensation rules and claims operation procedures. For specific transportation orders not executed under the cargo loss protection method (where Party A did not specify the cargo value when placing the order on the system), the following “Method 2 – General Transportation” provisions shall apply.

Method 2 – General Transportation: For cargo consigned by Party A to Party B, Party A shall independently purchase cargo insurance offline. Risks and losses arising from cargo damage or loss during transportation shall be primarily claimed by Party A from the insurance company. After full consultation, the Parties agree: for any direct and indirect losses, costs, and expenses related to any single cargo transportation under this Agreement (including but not limited to scenarios such as price increases by actual carriers/drivers, damage, loss, delayed delivery, theft, cargo abandonment, and actual carriers/drivers requesting the shipper to collect the cargo themselves), Party B’s liability and compensation to Party A is limited solely to the single freight fee already collected by Party B for that transportation.

Article 6 Freight Settlement and Invoice Issuance

6.1 For cooperation under this Agreement, Party B shall collect XXX% of the total freight per order as Party B’s comprehensive transportation service margin. The remaining portion shall be settled online to the actual carrier vehicle. Payment records shall be transparent to Party A. If Party A selects cargo loss protection, the freight rate shall be adjusted upward accordingly. The specific freight for each order shall be subject to the transportation order displayed in the system.

6.2 Delivery Confirmation: Party A shall promptly click to confirm receipt in the system after the cargo is delivered under a transportation order. If Party A has not clicked to confirm receipt within 48 hours of cargo delivery and has not raised any objection, the system will automatically confirm that the cargo has been delivered.

6.3 Reconciliation: After a transportation order is completed in the system, both Parties shall use valid electronic documents uploaded by the actual carrier/driver to the system (including warehouse-out slips, receipts, etc.) as the basis for review. Freight verification and reconciliation shall be conducted on a per-transportation-order basis in the system, and corresponding settlement shall be made after freight verification. The Parties shall conduct reconciliation on a quarterly basis for completed but unsettled transportation orders in the system, and shall promptly complete corresponding settlement and processing. Losses caused by failure to complete reconciliation on time shall be borne by the responsible party.

6.4 Settlement Methods:

6.4.1 The Parties agree that Party A, after confirming receipt of cargo under a transportation order, must pay the freight payable to Party B to the settlement system account designated by Party B. Party B, upon receipt of the freight, shall pay the freight due to the actual carrier/driver. Party A’s payment time shall not be later than 30 calendar days after the delivery confirmation of the current single transportation order.

6.4.2 To ensure high-quality service from vehicles and long-term good-faith cooperation, the Parties must guarantee the timeliness and completeness of freight payments to drivers. The Parties further agree that freight payments from Party A to Party B and then to actual carriers/drivers shall be made using the following [Method 1]:

Settlement Method 1: Party A first pays the freight for a transportation order to Party B’s designated system account corresponding to that waybill, and then Party A triggers a settlement instruction to Party B in the system for that order. Upon receipt of the instruction, Party B’s system freight account will immediately pay the freight due to the actual carrier/driver.

Settlement Method 2: Party B advances freight on behalf of Party A, or introduces a financial institution cooperating with Party B to provide financial factoring services for Party A (collectively referred to as “advance freight services”). After Party A confirms receipt of cargo under a transportation order, Party A triggers a settlement instruction to Party B in the system for that order. Upon receipt of the instruction, Party B directly settles and pays the freight to the actual carrier/driver on behalf of Party A (limited to the actual carrier driver personally collecting the corresponding freight). After Party B completes the advance payment, Party A shall pay Party B’s freight to Party B within the agreed payment period. Both Parties confirm that the amount of advanced freight under this Agreement shall be subject to Party B’s system data (electronic reconciliation statements, electronic data, etc., generated by Party B’s system).

6.4.3 In the event of overdue payment by Party A, Party A shall pay Party B a late payment penalty on the overdue amount at four (4) times the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center for the month of the overdue payment (calculated on a 360-day year basis). Party B also has the right to suspend or terminate this Agreement without bearing any liability for breach of contract.

6.4.4 Party A understands and agrees that, in order to ensure timely settlement of freight by Party A and to safeguard the smooth progress of the Parties’ cooperation, Party B is entitled to set certain limits on the cumulative total freight for all of Party A’s in-transit waybills (including all waybills issued but not yet settled by Party A, as shown on the relevant page of Party B’s system), with the specific limit subject to Party B’s notification. Once the cumulative total freight for Party A’s in-transit waybills reaches the corresponding limit, Party B will no longer accept Party A’s commissions and will temporarily disable Party A’s function to create waybills. If Party A settles the freight for in-transit waybills as required and the cumulative total freight for all of Party A’s in-transit waybills falls below Party B’s limit, Party B may resume accepting Party A’s commissions and restore Party A’s function to create waybills.

6.5 Invoice Issuance: Party B shall issue a value-added tax special invoice for road transportation services (at the current tax rate of 9%) for the total freight paid by Party A to Party B. Party A’s invoicing information shall be subject to the information actually confirmed by both Parties.

6.6 Party B’s designated freight settlement system account details are set forth in the Exhibit.

Article 7 Further Agreements Between the Parties

7.1 Within the scope of cooperation, the Parties shall designate corresponding dedicated institutions or personnel at the same business category or level for business communication and handling of daily business matters, such as document handover, contract management, system reconciliation, and voucher management.

7.2 Freight rate adjustments due to force majeure events caused by national overload governance policies, bridge and tunnel policies, road tolls, traffic controls on routes, height restrictions, changes in driving routes, fuel prices, and national policy changes shall be negotiated and adjusted proportionally by both Parties.

7.3 If either Party’s business model or industry policies change, both Parties shall actively negotiate to sign a new contract or supplementary agreement under the new model. If no agreement is reached, this Agreement shall be terminated and neither Party shall bear any liability for breach of contract. Party A shall still continue to settle and pay outstanding transportation fees incurred before the termination of this Agreement in accordance with the provisions hereof.

7.4 Force Majeure: Force majeure as referred to in this Agreement means objective circumstances that were unforeseeable at the time of signing this Agreement, that are unavoidable, and whose consequences are insurmountable by both Parties. Such objective circumstances include but are not limited to policy changes, earthquakes, typhoons, floods, fires, wars, strikes, riots, hacker attacks, or any other unforeseeable, unavoidable, or uncontrollable events, including those generally recognized as force majeure in international commercial practice. In the event of force majeure, the Parties shall immediately consult to seek a fair solution and shall make all reasonable efforts to minimize the impact of force majeure.

7.5 If the actual carrier/driver fails to accept an order within 3 days (72 hours) after Party A creates a transportation task, or if the actual carrier/driver fails to commence transportation within 3 days (72 hours) after accepting the order, the waybill shall be cancelled, and neither Party shall bear any obligations or liabilities in respect of that waybill.

Article 8 Confidentiality

Both Parties undertake to strictly keep confidential any documents, data, and materials (“Confidential Information”) obtained during the discussion, signing, and performance of this Agreement that belong to the other Party and cannot be obtained from public channels (including trade secrets, sales prices, transportation routes, vehicle sources, operational activities, and other information). Neither Party shall disclose or use such Confidential Information to any third party, nor use it for any purpose other than the purposes of this Agreement, except as required by laws, regulations, or regulatory authorities. Any Party that breaches this Agreement by disclosing the other Party’s Confidential Information shall compensate the non-breaching Party for all losses incurred thereby.

Article 9 Anti-Commercial Bribery Clause

9.1 In order to jointly combat commercial bribery and other unfair competition practices, protect the legitimate rights and interests of both Parties, and ensure the healthy and orderly development of the commercial cooperation between the Parties, and in accordance with the Law of the People’s Republic of China on Anti-Unfair Competition, the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Anti-Unfair Competition Law, and the Interim Provisions on Prohibition of Commercial Bribery, and adhering to the principles of voluntariness, equality, fairness, and good faith, and observing recognized commercial ethics, both Parties and their handlers and authorized representatives shall act in accordance with the law during commercial activities, maintain integrity and self-discipline, and shall not engage in any conduct involving commercial bribery or damaging the interests of either company.

9.2 Both Parties solemnly undertake that all financial transactions between the Parties shall be conducted through corporate accounts, and neither Party’s handler or authorized representative shall be authorized to collect or make payments on behalf of the company through personal bank accounts, WeChat, Alipay, or other channels. Neither Party shall secretly solicit, accept, provide, or give any benefit outside the scope of this Agreement to the other Party, the other Party’s handlers or authorized representatives, or other relevant personnel, including but not limited to rebates, kickbacks, cash, shopping cards, goods, securities, travel, or other non-material benefits. If any such benefit constitutes industry practice or common practice, it shall be explicitly stated in writing.

9.3 “Other relevant personnel” as referred to in this Article means persons other than the handlers or authorized representatives of both Parties who have a direct or indirect interest in the cooperation under this Agreement.

9.4 If either Party discovers that the other Party, or its handler, authorized representative, or other relevant personnel engages in commercial bribery or conduct damaging the interests of either company, it may report such conduct to the other Party. The recipient of the report shall strictly maintain the confidentiality of all informants and all materials provided. Reporting methods are as follows:

Party A reporting address: XXX

Party A reporting email/telephone: XXX

Party B reporting address: XXX

Party B reporting email: XXX

Article 10 Notices and Service

10.1 Any notice or other correspondence (“Correspondence”) sent by either Party to the other shall be sent through the contact information of the other Party as recorded in this Agreement, by personal delivery, express mail, or registered mail, and shall take effect upon delivery under the following conditions:

10.1.1 If delivered in person, the date of personal delivery shall be deemed the date of service.

10.1.2 If sent by express mail or registered mail, the date of the recipient’s signature shall be the date of service. If the recipient has not signed for receipt, the fifth calendar day after the date of mailing shall be deemed the date of service.

10.1.3 Correspondence may also be in the form of announcements or information pushes on the system page of Party B and/or Party B’s affiliates, system announcements, emails sent to Party A, mobile or PC client push messages, or SMS and other electronic means. In the case of notification by electronic means, the date of sending shall be deemed the date of service.

10.2 If multiple methods are used simultaneously, the method that reaches the other Party first shall prevail.

10.3 If the contact person or contact information under this Agreement is changed, the changing Party shall promptly notify the other Party in writing. Correspondence sent by the other Party to the pre-change contact information before receipt of the change notice shall be deemed valid.

10.4 Both Parties agree that courts, arbitration institutions, or other dispute resolution bodies may serve legal documents on the other Party in accordance with the contact information recorded in this Agreement.

Article 11 Governing Law and Dispute Resolution

11.1 The conclusion, validity, interpretation, amendment, supplementation, termination, execution, and dispute resolution of this Agreement shall be governed by the laws of the People’s Republic of China (for the purposes of this Agreement only, and for the avoidance of doubt, excluding the laws of the Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region).

11.2 Both Parties undertake that, with respect to any dispute or controversy relating to this Agreement, they shall first make every effort to overcome difficulties and endeavor to ensure the performance of this Agreement. If actual or proper performance encounters insurmountable difficulties requiring modification or termination of this Agreement, the Parties shall consult with each other within the period prescribed by law or within a reasonable period. If no agreement is reached through consultation, either Party may bring a lawsuit before the people’s court of competent jurisdiction at the place where this Agreement was signed.

11.3 During the period of consultation or litigation, the parties to this Agreement shall continue to perform the provisions of this Agreement that are not in dispute.

Article 12 Formation, Effectiveness, and Term of the Agreement

12.1 This Agreement may be executed by electronic signature or offline signature. If the Parties execute this Agreement by electronic signature, this Agreement shall take effect after both Parties complete the relevant electronic signing process in accordance with the rules of the electronic signing platform mutually agreed upon by both Parties. If the Parties execute this Agreement offline, this Agreement shall take effect upon the signing and sealing by all parties. In the case of offline execution, this Agreement shall be executed in duplicate, with each Party retaining one copy, each having equal legal effect.

12.2 The cooperation period under this Agreement shall be from XXX to XXX (the “Cooperation Period”).

12.3 Upon the signing and effectiveness of this Agreement, all transportation agreements and supplementary agreements previously signed by both Parties regarding the relevant cooperation matters (including but not limited to exhibits and annexes) shall automatically be terminated and cease to be performed. However, any account authorization letters signed and sealed by the affiliates of Party A and Party B (if any) shall remain valid and effective.

Article 13 Miscellaneous

13.1 Party A under this Agreement includes Party A and its affiliates. Party A’s affiliates shall exercise rights and perform obligations in accordance with the terms of this Agreement. Party A’s affiliates under this Agreement refer to the following companies (see Exhibit 2 to this Agreement: List of Party A’s Affiliated Enterprises; any newly added affiliated companies shall be supplemented by a supplementary agreement signed by both Parties). Party B under this Agreement includes Party B and its affiliates. Party B’s affiliates shall exercise rights and perform obligations in accordance with the terms of this Agreement. Party B’s affiliates under this Agreement refer to the following companies (see Exhibit 3 to this Agreement: List of Party B’s Affiliated Enterprises; any newly added affiliated companies shall be supplemented by a supplementary agreement signed by both Parties).

13.2 Matters not covered by this Agreement, or matters requiring amendment to this Agreement, may be separately negotiated and resolved by the Parties through a supplementary agreement. The supplementary agreement shall form part of this Agreement and shall have equal legal effect. In the event of any inconsistency between a supplementary agreement and this Agreement, the supplementary agreement shall prevail.

13.3 The Exhibits to this Agreement (including other legal documents arising from the Exhibits, electronic reconciliation statements, electronic data, etc., generated by Party B’s system) shall form part of this Agreement and shall have equal legal effect.

13.4 All written correspondence under this Agreement (including but not limited to notices, notifications, statements, etc.) shall form part of this Agreement and shall have equal legal effect.

(No further text below this line)

This Agreement is signed by the Parties on the date first written above.

Party A: Shengfeng Logistics Group Co., Ltd. Authorized Representative: _______________ Date: _______________	Party B: Hefei Weitian Yuntong Information Technology Co., Ltd. Authorized Representative: _______________ Date: _______________